Filed Pursuant to Rule 433
Registration Statement. 333-177789
June 28, 2013

U.S.$500,000,000
TransCanada PipeLines Limited

Floating Rate Senior Notes due 2016

Issuer:	TransCanada PipeLines Limited

Security:	Floating Rate Senior Notes due 2016

Size:	U.S.$500,000,000

Maturity Date:	June 30, 2016

Spread to LIBOR:	68 bps

Designated LIBOR page:	Reuters Screen LIBOR01

Interest Rate Basis:	3-month U.S. dollar LIBOR

Interest Reset and Payment Dates:	September 30, December 30, March 30 and June 30, commencing September 30, 2013

Interest Determination Dates:	The second London Business Day preceding the first day of such interest period

Day Count Basis:	Actual/360

Price to Public:	100%

Minimum Denominations:	$1,000

Optional Redemption:	None

Trade Date:	June 28, 2013

Expected Settlement Date:	July 3, 2013 (T+3)

CUSIP:	89352H AJ8

ISIN:	US89352HAJ86

Expected Ratings:	A3 by Moody’s Investors Service, Inc. A- by Standard & Poor’s Ratings Services A (low) by DBRS Limited

Joint Bookrunners:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at (800) 503-4611 or HSBC Securities (USA) Inc. toll free at (866) 811-8049.